UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PHARMACYCLICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

716933 10 6

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 716933 10 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) RICHARD A. MILLER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 764,667
	6.

SHARED VOTING POWER:

288,051 SHARES, INCLUDES 261,383 SHARES HELD DIRECTLY BY THE MILLER-HORNING FAMILY TRUST OF WHICH RICHARD A. MILLER AND SANDRA J. HORNING ARE THE SOLE TRUSTEES, 13,334 SHARES HELD IN TRUST FOR JORDAN A. MILLER AND 13,334 SHARES HELD IN TRUST FOR JARED D. MILLER.

	7.	SOLE DISPOSITIVE POWER: 764,667
	8.

SHARED DISPOSITIVE POWER

288,051 SHARES, INCLUDES 261,383 SHARES HELD DIRECTLY BY THE MILLER-HORNING FAMILY TRUST OF WHICH RICHARD A. MILLER AND SANDRA J. HORNING ARE THE SOLE TRUSTEES, 13,334 SHARES HELD IN TRUST FOR JORDAN A. MILLER AND 13,334 SHARES HELD IN TRUST FOR JARED D. MILLER.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,718 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF STOCK OPTIONS
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% AS OF DECEMBER 31, 2004
12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 716933 10 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MILLER-HORNING FAMILY TRUST
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.

SOLE VOTING POWER:

288,051 SHARES, INCLUDES 261,383 SHARES OF COMMON STOCK OF WHICH RICHARD A. MILLER AND SANDRA J. HORNING ARE THE SOLE TRUSTEES AND MAY BE DEEMED TO HAVE SHARED POWER TO VOTE THE SHARES, 13,334 SHARES HELD IN TRUST FOR JORDAN A. MILLER AND 13,334 SHARES HELD IN TRUST FOR JARED D. MILLER.

	6.	SHARED VOTING POWER: SEE RESPONSE TO ROW 5
	7.

SOLE DISPOSITIVE POWER:

288,051 SHARES, INCLUDES 261,383 SHARES OF COMMON STOCK OF WHICH RICHARD A. MILLER AND SANDRA J. HORNING ARE THE SOLE TRUSTEES AND MAY BE DEEMED TO HAVE SHARED POWER TO VOTE THE SHARES, 13,334 SHARES HELD IN TRUST FOR JORDAN A. MILLER AND 13,334 SHARES HELD IN TRUST FOR JARED D. MILLER.

	8.	SHARED DISPOSITIVE POWER SEE RESPONSE TO ROW 7

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,051 SHARES OF COMMON STOCK
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5% AS OF DECEMBER 31, 2004
12.	TYPE OF REPORTING PERSON OO

CUSIP NO. 716933 10 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JORDAN ANDREW MILLER TRUST
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 13,334 SHARES OF COMMON STOCK OF WHICH MICHAEL J. MILLER IS THE SOLE TRUSTEE AND MAY BE DEEMED TO HAVE INDIVIDUAL POWER TO VOTE THE SHARES.
	6.	SHARED VOTING POWER: SEE RESPONSE TO ROW 5.
	7.	SOLE DISPOSITIVE POWER: 13,334 SHARES OF COMMON STOCK OF WHICH MICHAEL J. MILLER IS THE SOLE TRUSTEE AND MAY BE DEEMED TO HAVE INDIVIDUAL POWER TO VOTE THE SHARES.
	8.	SHARED DISPOSITIVE POWER SEE RESPONSE TO ROW 7

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,334 SHARES OF COMMON STOCK
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.07% AS OF DECEMBER 31, 2004
12.	TYPE OF REPORTING PERSON OO

CUSIP NO. 716933 10 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JARED DAVID MILLER TRUST
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 13,334 SHARES OF COMMON STOCK OF WHICH MICHAEL J. MILLER IS THE SOLE TRUSTEE AND MAY BE DEEMED TO HAVE INDIVIDUAL POWER TO VOTE THE SHARES.
	6.	SHARED VOTING POWER: SEE RESPONSE TO ROW 5.
	7.	SOLE DISPOSITIVE POWER: 13,334 SHARES OF COMMON STOCK OF WHICH MICHAEL J. MILLER IS THE SOLE TRUSTEE AND MAY BE DEEMED TO HAVE INDIVIDUAL POWER TO VOTE THE SHARES.
	8.	SHARED DISPOSITIVE POWER SEE RESPONSE TO ROW 7

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,334 SHARES OF COMMON STOCK
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.07% AS OF DECEMBER 31, 2004
12.	TYPE OF REPORTING PERSON OO

CUSIP NO. 716933 10 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SANDRA J. HORNING
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0 SHARES OF COMMON STOCK
	6.

SHARED VOTING POWER:

288,051 SHARES, INCLUDES 261,383 SHARES HELD DIRECTLY BY THE MILLER-HORNING FAMILY TRUST OF WHICH SANDRA J. HORNING IS ONE OF THE SOLE TRUSTEES, 13,334 SHARES HELD IN TRUST FOR JORDAN A. MILLER AND 13,334 SHARES HELD IN TRUST FOR JARED D. MILLER.

	7.	SOLE DISPOSITIVE POWER: 0 SHARES
	8.

SHARED DISPOSITIVE POWER

288,051 SHARES, INCLUDES 261,383 SHARES HELD DIRECTLY BY THE MILLER-HORNING FAMILY TRUST OF WHICH SANDRA J. HORNING IS ONE OF THE SOLE TRUSTEES, 13,334 SHARES HELD IN TRUST FOR JORDAN A. MILLER AND 13,334 SHARES HELD IN TRUST FOR JARED D. MILLER.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 SHARES OF COMMON STOCK
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% AS OF DECEMBER 31, 2004
12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 716933 10 6

ITEM 1(a) NAME OF ISSUER:

Pharmacyclics, Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

995 East Arques Avenue

Sunnyvale, CA 94085

ITEM 2(a) NAME OF PERSON FILING:

This statement is filed by Richard A. Miller(2), Sandra J. Horning,

Miller-Horning Family Trust, Jordan Andrew Miller Trust and Jared

David Miller Trust sometimes collectively referred to as the

"Reporting Persons."

The Reporting Persons may be deemed to be a "group" for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934

and the rules thereunder (the "Act"), although each expressly disclaims any assertion or presumption that it or any of the other persons on whose behalf this statement is filed constitutes a

"group." The filing of this Statement and the Agreement attached as

Exhibit 1 hereto should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more persons.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

995 East Arques Avenue

Sunnyvale, CA 94085

ITEM 2(c) CITIZENSHIP:

United States

--------
(2) Dr. Miller is the President and Chief Executive Officer of Issuer.

CUSIP NO. 716933 10 6

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e) CUSIP NUMBER:

716933 10 6

ITEM 3. Not Applicable.

ITEM 4. OWNERSHIP.

(a) Amount Beneficially Owned: See Row 9 of cover page for each individual or entity.

(b) Percent of Class: See Row 11 of cover page for each individual or entity.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See Row 5 of

cover page for each individual or entity.

(ii) shared power to vote or to direct the vote: See Row 6 of cover page for each individual or entity.

(iii) sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each individual or entity.

(iv) shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each individual or entity.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED

THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The Reporting Person may be deemed to be a "group" for the purposes of Section 13(d) and 13(g) of the Act and the rules thereunder,

although each expressly disclaims any assertion or presumption that it or the other persons on whose behalf this statement is filed constitutes a "group." The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more persons.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2005
/s/ RICHARD A. MILLER Richard A. Miller

/s/ SANDRA J. HORNING Sandra J. Horning

MILLER-HORNING FAMILY TRUST By: /s/ RICHARD A. MILLER Title: Trustee

JORDAN ANDREW MILLER TRUST By: /s/ MICHAEL J. MILLER Title: Trustee

JARED DAVID MILLER TRUST By: /s/ MICHAEL J. MILLER Title: Trustee

Exhibit 1

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Pharmacyclics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 11, 2005
/s/ RICHARD A. MILLER Richard A. Miller

/s/ SANDRA J. HORNING Sandra J. Horning

MILLER-HORNING FAMILY TRUST By: /s/ RICHARD A. MILLER Title: Trustee

JORDAN ANDREW MILLER TRUST By: /s/ MICHAEL J. MILLER Title: Trustee

JARED DAVID MILLER TRUST By: /s/ MICHAEL J. MILLER Title: Trustee